May 17, 2006

Via U.S. Mail

Thomas L. Korner
President
Everflow Eastern Partners, L.P.
585 West Main Street
Canfield, OH  44406

	Re:	Everflow Eastern Partners, L.P.
		Amendment No. 1 to Schedule TO-I filed May 15, 2006
		SEC File No. 005-42364

Dear Mr. Korner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Exhibit (a)(1) - Offer to Exchange
1. We note your response to prior comment 1. Please revise your offering materials to disclose the information you provided in response to this comment so that unitholders can appreciate how you arrived at your determination of the purchase price.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      	If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (216) 241-0816:

Michael D. Phillips, Esq.
Varnesh Sritharan, Esq.
Calfee, Halter & Griswold LLP
Everflow Eastern Partners, L.P.
May 17, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE